Exhibit 99.3

February 22, 2021

Dear Fellow IPL Shareholder:

We are writing to you today regarding our offer to acquire 100% of Inter Pipeline Ltd. (“IPL” or the “Company”), which we firmly believe provides you with a compelling opportunity to achieve immediate liquidity at an attractive market premium for your IPL common shares (“IPL Shares”).

Brookfield Asset Management Inc. (together with its affiliates, “Brookfield”) is a Canadian-based asset manager, with US$600 billion of assets which we manage on behalf of pension funds, endowments, large institutional investors and a significant number of retail investors. We have a 120-year history as a responsible custodian of essential infrastructure and a long-standing reputation as a trusted partner and counterparty. Through entities forming part of our infrastructure business (“Brookfield Infrastructure”), we are the largest single investor in IPL, with an aggregate economic interest of 19.6% in the Company.

The Offer

On February 10, 2021, Brookfield Infrastructure announced its intention to pursue a privatization transaction to acquire the IPL Shares not already owned by Brookfield Infrastructure, at a price per IPL Share of C$16.50 (the “Offer”). Today, the Offer was formally launched and our Offer to Purchase and Circular (the “Circular”) was posted with securities regulators and on our website for the Offer (www.ipl-offer.com).

Under the terms of the Offer and subject to proration, each IPL shareholder may elect to receive, per IPL Share: C$16.50 in cash, or 0.206 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share. The Offer represents a premium of 23% and 28% to the closing price and 30-day volume-weighted average share price as of the date of the announced intention press release, respectively.

Offer Background

In March 2020, Brookfield saw IPL as an attractive investment opportunity and began to acquire common shares. While the broader equity market and commodity price environment has since recovered, IPL’s share price has continued to lag. The Company’s underperformance is largely a consequence of the under-construction Heartland Petrochemical Complex (HPC) which has already experienced a delayed timeline and a $500 million cost overage, leading to elevated Company debt levels, a 72% dividend cut, and credit rating downgrades. Moreover, the public equity environment for listed energy and midstream companies such as IPL has deteriorated due to the greater emphasis on Environmental, Social & Governance (ESG) principles, which we do not believe to be temporary.

From September through December 2020, Brookfield Infrastructure engaged in direct correspondence with the Company, including the submission of indicative proposals for a collaborative privatization transaction. Each proposal included a “go shop” clause, offering IPL an ability to actively solicit for superior offers and thus ensure maximum value is achieved. Brookfield has a long-standing reputation as a sophisticated, but disciplined, investor, and believed our proposals represented a compelling valuation for shareholders. The Company elected not to constructively engage with us, despite our offering of a highly credible proposal, at substantial market premiums of 40-50% and a “go shop”. Consequently, we have brought forward this Offer directly to shareholders so that you may determine what is best for your investment.

The Offer is in the Best Interests of IPL Shareholders

•	Significant premium to both IPL’s undisturbed trading levels and analyst consensus estimates.

•	Immediate liquidity for a security that has significantly underperformed.

•	Compelling valuation for a company subject to ongoing HPC execution risks and ESG headwinds.

•	Opportunity to remain invested and participate in Brookfield Infrastructure’s diverse and world-class infrastructure platform.

The Offer expires at 5:00 pm (Mountain Standard Time) on June 7, 2021

We appreciate your careful review of the Offer, and we encourage you to take the steps needed to tender your IPL Shares to the Offer no later than 5:00 pm (Mountain Standard Time) on June 7, 2021.

We have enclosed the Circular and accompanying materials together with this letter, which you may consult for more information, and we encourage you to visit www.ipl-offer.com. If you have any questions or require assistance with tendering your IPL Shares, please contact Laurel Hill Advisory Group, our Depositary and Information Agent, toll-free within North America at 1-877-452-7184 (1-416-304-0211 outside North America) or at assistance@laurelhill.com.

Sincerely yours,

Brookfield Infrastructure

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